INVEST IN **VITIA**

AI, rewards and gamification to simplify chronic disease management for patients and their families



VITia relieves patients from treatment plan bureaucracy and healthcare ecosystem complexities, providing personalized solutions, AI insights, and rewards
Pharmacy & supplements
Associations (patients, physicians)
Physician
Eye & ear care
PATIENT
Patient Support
Lab Analysis
Hospitals & clinics
Caregivers (HCP), family)
VITiaCARE
Your Health. Your Way. Together.

vitiacare.com Boston, MA







Highlights

1. Closed deal with pharmacy chain, integrated with ERP for payment and meds delivery for best UX
2. Support from lead investors with great pharma and biotech experience to close $180k pre-seed funding
3. Our pilot is Going Live! It will provide us with key proof-of-concept data and initial revenue
4. Our amazing team! We add over 60yrs experience in healthcare and over 25yrs in loyalty programs

5. Surveyed +400 doctors, 80% acknowledge need of follow up and patient education tools

6. Of 100 patients surveyed, almost 50% claimed doctors did not thoroughly explained their condition

7. Almost 50million Americans suffer complications from medication non-adherence, a $52B TAM in the US

Featured Investors



Jorge Boldrini in
Syndicate Lead

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Invested $15,000 (i)

Global Healthcare Leader - Pharma and Medical Devices

"I started my career in Pharma almost 25 years ago, with broad experiences around the globe. Leading local and global markets, and multiple therapeutic areas, a common challenge has always been how to help patients better adhere to their medical treatments. Pharma companies' Patient Support Programs (PSPs) have helped but are still far from solving this problem that affects hundreds of thousands of patients worldwide. When Fernando first told me about VITia's approach, I was very excited to learn about a solution that promises to really improve treatment adherence to positively impact patients's lives. I've known Fernando for almost 20 years now, and have seen first-hand what he's capable of, his strategic vision and people's skills to build strong teams. This makes me feel confident that he and his team will reshape the way patients will manage their chronic conditions. Since my initial investment I have seen the company grow from a rough MVP to a ready-to-launch app with its first partner, I am eager to see their initial data and how it will help set the basis for a strong customer base."



Enrique Chavez in

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"During my nearly 30 years as entrepreneur, CEO, board

member and investor, I have accumulated experience in several industries, such as restaurants, beverages, farming, music, and technology, but had never got involved in healthcare. I know Fernando since his first venture, a small leatherwear company where he invited me as an advisor, many years after that, in a casual get together, I learned about his new venture, and my initial thoughts were, "why is he not inviting me to invest?!" Despite my little experience in healthcare, both my parents went through and difficult health problems and together with my brothers could see first-hand the challenges patients face, and what I loved about VITia, was it's innovative approach to help patients and their families. From day one, I was very enthusiastic about what Fernando and his team are building, so I became the first investor with $30,000, and am very excited that the initial investment has turned into a working product that is now the foundation of the pilot and will soon provide some revenue."

 Other investors include <u>Vlad Klenikov</u>, <u>Alex Pavlovich</u>, <u>Axim Valenzuela</u> & 1 more

Our Team

 ### Fernando Silva   CEO

Launched Forteo, achieved greatest global uptake Won $150k grant from Mexican government for Sanantia Turnaround Merck KGaA Oncology, grew market share from 6 to 16% Earned 2016 Entrepreneur of the Year by Expansion, Mexico's top business magazine

 ### Alejandro Sanchez   CTO

Grew Club Premier membership base 300% over 3 years, and created a dedicated data monetization business line Launch of Loyalty program for Despegar in Mexico, Colombia, Peru and Ecuador and setup for development of Loyalty ecosystem in each one

 ### Kasia Hein-Peters   CMO (Chief Medical Officer)

Launched Gardasil, the first cervical cancer vaccine. Grew



to $400M in international markets ($2B peak sales). Managed COVID-19 response at Terumo, supporting convalescent plasma collection, ensuring sales growth despite overall market decline



Cesar Laguna CFO

During the outbreak of COVID-19, I was part of Aeromexico's leading finance team in the Chapter 11 restructuring process, which resulted in a successful emergence of the Company, including the conversion of general unsecured claims to new stock.



Jesica Lopez VP of Patient Support

Helped patients reach 92% adherence at Sanantia Improved support from 3 thousand to over 20 thousand monthly calls, and Designed handbooks for patient attention to increase treatment adherence from 50 to 80% at Mexico City's Ministry of Health



Tatiana Yglesias US Strategy Advisor

Led blockbuster launch at Novartis surpassing forecast by 100% Drove disruptions as digital-only commercialization, organizational redesign and partnership terminations Leveraging executive network and expertise as startup board member and advisor

AI, rewards and gamification to make chronic disease management simpler for patients and their families









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Glucose
Tell us about you
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Diagnostic
Motivators
Your Health. Your Way. Together.
Personalized solutions, AI insights, and rewards for patients with chronic conditions

As you go over these slides, I invite you to think of those you love that struggle to properly manage their chronic conditions. On how, your investment will help us grow faster than we could on our own, and reach millions of patients to help them change their lives and that of their families.

I'll tell you about the problem we solve, how we solve it, and our progress so far. Right between the video and the highlights section, there's a tab to ask questions that will get directly to my inbox, please feel free to ask anything, I will be happy to answer.

Thanks for your interest in VITia, I look forward to having you as our shareholder!

- fernando

Fernando Siva, CEO

The problem

Patients not enjoying healthy living
Medication non-adherence, a silent and underappreciated problem
• Almost 1 out of 6 Americans experiences complications from non-adherence
• Massive $290B losses to U.S. healthcare system*
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*New England Healthcare Institute. Thinking outside the pillbox: a system-wide approach to improving patient medication adherence for chronic disease. 2009





Properly managing their condition is a challenge to any patient

suffering a chronic condition, eventually leading to treatment dropout altogether.

Statistics are staggering. Almost 1 in 6 Americans experience complications for not following doctors' recommendations, causing a massive $290B in losses to the US healthcare system.

A complex problem. Its root causes



Several reasons for non-adherence

From our experience, and reported in literature*

- Cost of drugs
- Side effects
- Lack of motivation
- Access to treatment
- Poor patient-doctor communication
- Poor knowledge about condition and medications

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*Main reasons patients drop their treatment include patient education, patient-doctor communication, incentives, medication-taking reminders, access (to medication)
Dean, D. (2019). Improving Medication Adherence Programs with Behavioral Science. Scholarly Commons, University of Pennsylvania
Kim, J., Combs, K., Downs, J., Tillman, F., (2018). Medication Adherence: The Elephant in the Room. US Pharmacist. 2018;43(1)30-34.

During my tenure in big pharma, I could not find a solution to help patients change their behavior, but it was not until my wife was diagnosed with rheumatoid arthritis that I made it my mission to solve this problem.

We've learned that there are several reasons why patient struggle; cost of drugs, side effects, lack of motivation, access to treatment, poor patient-doctor communication, and poor knowledge about condition and medications.

Our solution

Simplify disease management to enjoy healthy living



An AI-powered platform to deliver personalized solutions to improve patient outcomes.



Focus on the 4 root causes with greatest impact.

Simple Sign Up, all info is safely kept. HIPAA compliant

At VITia we are delivering the most complete approach to help patients manage their condition, by attacking the four root causes that we've learnt to have the greatest impact.

Please let me show you how in the next four slides:

How VITiaCARE works

1. Health Literacy

Better trust & follow doctors' recommendations







Input health info

Learn from VITiaCARE's virtual health coach

Health literacy, helping patients better understand their conditions and how their treatments work.

- Patients, or their approved caregivers, input health information

- This is used to provide them with daily tasks and their doctors with key data

2. Comunication













Patients can stay connected with their doctors, caregivers and family to keep everyone aligned
Get tailored daily tasks and key statistics for doctor follow up visits
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2. **Communication**, fostering meaningful conversations with doctors and connecting with community. Patients invite their doctors, family members and caregivers to connect.

- Everyone is aligned on care needs
- Patients, family and caregivers get tailored tasks, and
- Doctors get key data for follow up visits

3. Reminders and refills
Records
Add Prescription
My Tasks
My Cart
Add your prescription
Get reminders
Order refills
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3. **Access**, simplifying reminders & refills, particularly for patients on multiple drugs,

- Patients input their prescriptions.
- Will get reminders when it's time to take their drugs and/or to get refills.
- Can order and pay for their drugs in the app

4. Motivation
Gamification & VITia Points!
Well Done!









Go to Homepage
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4. **Motivation**, through gamification and providing incentives, in the form of VITia Points, patients are rewarded for healthy habits and following doctor's recommendations.

In summary, patients get rewarded for all actions leading to improve their health!!

Value proposition





Interaction within healthcare ecosystem for comprehensive support
Pharmacy & supplements
Associations (patients, physicians)
Physician
Eye & ear care
Patient
Patient Support
Lab Analysis
Caregivers (HCP, family)
Hospitals & clinics
Alignment of incentives of all healthcare players
• Payors (Insurance & government)
• Healthcare systems
• Drug manufacturers
• Healthcare providers
• Doctors
• Patients
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Inspired in frequent flyer programs, we are working to create a coalition, just as they partner with hotels, car rental companies, restaurants and other travel-related products and services, we will partner with bio-labs, eye & ear care retailers, caregiver agencies, etc.

Patients will benefit from a wide array of services, where they can both earn and redeem their VITia Points. Aligning incentives of all healthcare players!

Today, we are starting our coalition partnering with a pharmacy chain.

Our competitive advantage


Competitors only solve part of the problem
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Open access freemium to all	✓	✓	✗	✓	✗	✗
Loyalty rewards in a healthcare ecosystem	✓	✗	✗	✗	✗	✗
Learning through interaction	✓	✗	✗	✗	✗	✗
Incentives & gamification	✓	✗	✓	✓	✓	✓
Drug intake reminders	✓	✓	✓	✓	✓	✓
Refill reminders, orders and rewards	✓	✗	✗	✓	✗	✗
Analytics dashboard powered by real-time insights	✓	✓	✓	✓	✓	✓

Our competitors have only focused to solve one of these problems, not being sufficient to help patients change their behavior. Our holistic approach is the difference.

Our Business Model


A B2B2C Model*, user acquisition through customers & partners
CUSTOMERS
PARTNERS
Data analytics Insights
Tracking & Reporting
USERS
(Patient, doctor & family)
Pharmaceuticals
Eyewear
Drugstores
Insurance Companies
Nutrition & Fitness
Biology laboratories
Health Systems
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*Have three stakeholders: users, customers and partners. We get our users from both customers and partners. From ViTia, they get customers' loyalty (repurchases), patient-generated data and market data.

We are a B2B2C model, we get our users from our customers (pharmaceutical and insurance companies, and healthcare systems) and from our partners, those members in the coalition I mentioned before, like the pharmacy, bio labs, etc.

We will also approach users directly through patients' and doctors' associations and through social media.

How we make money





Two Sources of Revenue

1. From customers[1]:
• Usage-based model: $6/patient/month
• Data analytics: $12k/condition/yr

2. From partners[2]:
• VITia Points: Up to 10% cashback @ 1¢/VITia Point
• Referral commission: 2-4% of sales

Users (Freemium)

[1] Customers: Pharmaceutical & insurance companies, governments
[2] Those in the coalition (ecosystem): Pharmacy, lab, nutritionals, etc.

VITiaCARE is free to users (patients, their doctors, and caregivers) and we want to to keep it that way.

We have two sources of revenue:

1. **From customers, pharma, and insurance companies.** We help pharma increase their revenue by improving adherence to their medications, and insurance companies to limit expenses of disease complications related to non-adherence. They pay a monthly fee per patient and an annual fee for aggregated patient data.

2. **From Partners (pharmacies and other healthcare companies),** to increase loyalty to their products and services, will pay us a commission on sales and a fee for VITia Points awarded to patients.Business intelligence for customers and partners

Total Addressable Market (TAM)



Awesome market opportunity!

TAM $52B
SAM $24B
SOM $150M

Basis for Total Addressable Market* calculation:
• Patient Support Programs (PSPs) and Loyalty Programs**
• Market sizes extrapolated for conditions that commonly use PSPs

*US and Latin America

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Conservative numbers project Patient Support Programs (PSPs) to a compounded annual growth rate (CAGR) of 15.3% from 2023 to reach $18.3B in 2030 (Grand View Research) and loyalty management market to grow at CAGR of 17.5% to reach $22.8 in 2028 (Markets and Markets). Extrapolating these numbers for U.S. and Latin America we estimate the combined market will reach $52B, making it feasible for us to reach $150M in revenue!

A strong team with complementary abilities

A balanced & experienced team
CUSTOMERS
Fernando Silva
CEO
Over 20yrs in healthcare. Achieved new product launch greatest global uptake, earned government grant for Sanantia, turnaround Merck oncology, Expansion 2016 entrepreneur of the year. Holds an MBA & a BS in Chemical Engineering
Lilly
MERCK
NOVARTIS
Sanantia
MICHIGAN ROSS
PRODUCT
Alex Sanchez
CTO
Over 13yrs in Loyalty. Grew Club Premier membership base 300%. Launched Loyalty program for Despegar in LatAm to develop Loyalty ecosystem. Holds MS in Math & Computer Engineering and Masters in Marketing & Computer Science
CLUB PREMIER
BBVA
despegar
AEROMEXICO
ITAM
IS DI
CLINICAL
Kasia Hein-Peters
CMO
Over 30yrs in Healthcare as a clinician and executive. Launched first cervical cancer vaccine, achieving $400M in international markets. Managed COVID-19 response at Terumo, ensuring sales growth despite overall market decline. Startup advisor. Holds an MD degree.
Lilly
MERCK
NOVARTIS
sanofi
TERUMO
MEDICAL UNIVERSITY
FINANCIAL
Cesar Laguna
CFO
Over 24yr leading finance operations for global corporations, part of Aeromexico's restructuring team that led to successful emergence from Chapter 11. deep expertise in financials of airlines loyalty programs. Holds a CPA.
The Clorox Company
AEROMEXICO
PATIENTS
Jesica Lopez
VP Patient Support
Over 12yrs on patient adherence. Helped patients reach 92% adherence at Sanantia, designed patient attention handbooks to increase treatment adherence from 50 to 80% at Mexico City's Ministry of Health. BS in psychology & Masters in Education.
Sanantia
UNAM
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Solving such a complex problem, requires great expertise, I cannot do it alone. I'm thrilled to introduce you to my amazing team:

- Alex, our CTO, one of the sharpest minds I know, a mathematician and computer science engineer with deep knowledge on loyalty programs and proven results in growing customer base at Aeromexico Rewards.
- Kasia, our CMO (Chief Medical Officer) she has a rare combination of sound scientific knowledge with great marketing acumen in the US and globally, with great success in global launches under her belt.
- Cesar, CFO, a leader in financial operations with great expertise in public markets and managing financials of

loyalty programs. He's dealt with large problems in public companies, and helped moved ahead successfully.

- Jes, VP of Patient Support, with over 12 years helping patients to better manage their chronic conditions, helping patients reach 92% adherence in our previous venture.

Hands-on Advisor



Co-Founder – US Strategy Advisor
STRATEGY
Tatiana Yglesias
Advisor US Strategy
Has 13+ years of healthcare career at Novartis. She built the Immunology Business Unit in Mexico and was part of the US executive teams in Immunology and Neuroscience. An active member of the New England Healthcare Executive Network (NEHEN) and the New England Women in Science Executives Club (NEWISE). In addition to advising VITia, Tatiana is supporting AcexHealth and the European Institute of Innovation and Technology (EIT) as a start-up mentor.
Tatiana holds a Master of Business Administration (MBA) from the Sloan School of Management and a Master of Science (MS) Chemical Engineering both from Massachusetts Institute of Technology.
NOVARTIS
BioBreak
HBA
AcexHealth
NEWISE Club
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Among our team of co-founders we are also proud to have Tati among us, our US Strategy Advisor, with over 15 years in healthcare with hands on experience in the US market, and successful product launch experience.

Traction



Pilot going live!
Pre-seed $180k round led us to:
1. Paid pilot going live to monitor patients' improvement over six months
• Purex (pharmacy chain): Improve patient adherence & loyalty
• Ancora (insurance): Improve patient outcomes
• Potentially will bring 5,000 users & 300 doctors by Y1
2. US launch prep
• Latino population
• Adapting platform to specific healthcare systems needs
• Exploring independent pharmacies as potential partner for study
ANCORA
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We are launching a paid pilot with at least 120 patients from our

partner pharmacy chain.

The pilot will not only bring our initial revenue from commissions and VITia Points, but also provide us with key data to bring customers, new partners and be the basis to launch a study in the US with the Latino population, as we adapt the platform the differences in health systems.

Our Wefunder round



The Ask
$124,000
We are looking for $124k to further develop our product and boost our marketing efforts to reach 1,000 users, and $6,000 MRR in nine months
Team
$46k
Team salaries
Administrative
Product Development
$50k
Grow team: 2 to 3
Enhance health coach capabilities
Improve dashboards
Marketing & Growth
$19k
VITia Rewards points
Brand awareness
Sales expenses
Proof-of-concept white paper
Legal & Compliance
$9k
Wefunder fees
Legal advisory
Mo 0
Launch Pilot
Gather Data
New Customers & Partners
Raise $1M seed round
Mo 12
17 | VITia, Inc. – Investors' Deck | Apr-2024
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We are raising $124,000 on Wefunder to further develop our product and boost marketing efforts to reach 1,000 patients and $6,000 in MRR by month 9.

With a $10,000 burn rate, funds will give us 12-month runway, our goal is to put VITia in a position where we are able to raise a $1M seed round with a minimum $10M post-money valuation

Our goal: move fast to profitability



Key Milestones, profitable by 2025
Q2 Milestone 1
Pilot in Monterey
First users, initial revenue from partner pharmacy.
Q4 Milestone 3
Market Traction -
Customers from pharmaceutical and insurance industries.
Today
2025
Q3 Milestone 2
Data Gathering
Evidence-based adjustments of the app, sharing relevant, anonymized data with customers and doctors.
WE NEED TO DISRUPT OUR ENTIRE INDUSTRY, AND WE NEED TO MOVE QUICKLY.

We have three major milestones:

1. Launch our paid pilot

2. Gather data to perform analytics

3. Bring revenue from new customers and partners to reach at least $6,000 to $9,000 MRR.

Our aim is to be in a position to raise anywhere between $500k to $1M round by Q1 2025 and keep expenses under control to reach profitability next year.

Note: future projections are not guaranteed

Why VITia, why now?



The best time is now!

1. **Great ($52B) market opportunity**, both pharma companies and insurance companies crave for a solution. Potential demand is there!

2. **Well thought and designed product**, built on the basis of four building blocks that have proven to work.

3. **Solid track record of founding team**, accomplished entrepreneurs, marketers, loyalty programs experts, and deep understanding on patients' motivators. We know how to get things done!

Join us in this exciting journey!



Contact

Transforming patient care is a challenging task, we're the best team to do it, we'd love to have you by our side!

Fernando Silva
Founder & CEO

VITia, Inc.
One Boston Place Suite 2600
Boston, MA 02108
https://vitiacare.com


The interaction we've had with users, customers and partners makes us confident that we will transform patient care, but we cannot do it alone, and need to move faster, this is where you come in, by completing this pre-seed round we will have the resources to both launch a powerful marketing campaign to communicate our results and to incorporate the main upgrades that our pilot users tell us we need.

COME WITH US IN THIS EXCITING JOURNEY!!



"One of the biggest challenges to medicine is the incorporation of information technology in our practices."

Samuel Wilson